Exhibit 12

TEREX CORPORATION

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(amounts in millions)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
Earnings:
Income before income taxes	$138.7	$230.0	$738.3	$683.3

Adjustments:
Minority interest in losses of consolidated subsidiaries	0.7	1.5	2.4	3.7
Undistributed (income) loss of less than 50% owned investments	(0.7)	(0.3)	(1.3)	(1.2)
Fixed charges	32.7	20.9	94.7	65.6

Earnings	$171.4	$252.1	$834.1	$751.4

Fixed charges:
Interest expense, including debt discount amortization	$26.4	$14.6	$76.2	$43.5
Amortization/writeoff of debt issuance costs	0.8	0.5	2.4	4.7
Portion of rental expense representative of interest factor (assumed to be 33%)	5.5	5.8	16.1	17.4

Fixed charges	$32.7	$20.9	$94.7	$65.6

Ratio of earnings to fixed charges	5.2x	12.1x	8.8x	11.5x

Amount of earnings deficiency for coverage of fixed charges	$-	$-	$-	$-